Exhibit 99.2

Sinovac Forced to Plan to Destroy Bacterial Seeds intended for Pneumo Vaccine Production and Postpone Site Inspection

BEIJING, April 30, 2018 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac " or the "Company"), a leading provider of biopharmaceutical products in China, today announced it has been forced to destroy the bacterial seeds intended for use in the production of its 23-valent pneumococcal polysaccharide vaccine, or PPV, and to suspend all preparations for and ultimately postpone the China Food and Drug Administration (CFDA) inspection of the manufacturing site necessary for 23-valent PPV production approval. These decisions have been made necessary by the actions taken by Aihua Pan, the Chairman of the Board of the Company’s controlled Chinese subsidiary, Sinovac Biotech Co., Ltd. ("Sinovac Beijing"), who was appointed by Sinobioway Biomedicine Co., Ltd. (“Sinobioway”), the minority shareholder of Sinovac Beijing.

As previously announced, on April 17, 2018, Mr. Pan and dozens of unnamed individuals forcibly entered Sinovac Beijing’s corporate offices and limited the physical movement of the employees in Sinovac Beijing’s general manager’s office and finance department. This was in an attempt to take control of Sinovac Beijing’s official seal, legal documents, accounting seal, financial documents and financial information systems. One of the Company’s buildings has been occupied by these individuals since this date, and Sinovac Beijing employees are still not permitted to enter.

Portions of the 23-valent PPV manufacturing facility, as well as one of the refrigerators where the bacterial seeds are stored, is located in the occupied building. In accordance with the Company’s internal quality management regulations, employees are required to inspect and record the temperature of the refrigerator twice daily. With Sinovac Beijing employees unable to enter the facilities and perform these quality checks, the Company has no assurances as to the quality of bacterial seeds and other key materials stored in this building for use in the production of the 23-valent PPV. As a result, Sinovac Beijing has been left with no choice but to plan to destroy the bacterial seeds and suspend preparations for the CFDA site inspection required for production approval. The Company expects this will delay the commercialization of its 23-valent PPV.

Sinovac Beijing’s 23-valent PPV is designed to prevent streptococcus pneumoniae (pneumococcus) infections in people over two years old . The vaccine development was initiated in 2008 and was approved for human clinical trial in 2014. The clinical studies were completed in 2017 and the production license application was submitted to the CFDA in June 2017.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America.

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This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Contacts:

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Media

ICR Inc.

United States

Phil Denning

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Phil.denning@icrinc.com

China:

Edmond Lococo

Tel: +86 10 6583 7510

Edmond.Lococo@icrinc.com

Investors:

ICR Inc.

Bill Zima

Tel: 1-203-682-8233

william.zima@icrinc.com